Exhibit 99.1

Notice of No Auditor review of condensed interim consolidated financial statements

The Management of the Company is responsible for the preparation of the accompanying unaudited condensed interim consolidated financial statements. The unaudited condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of consolidated interim financial statements and are in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in US dollars)

	September 30, 2023	December 31, 2022
ASSETS
Current
Cash	$366,155	$1,913,742
Trade and other receivables (Note 3)	2,179,246	1,574,628
Prepaid expenses	228,478	173,504
Inventory (Note 4)	2,901,914	4,092,550
Advance to suppliers	1,541,809	155,852
	7,217,602	7,910,276
Long term receivable	136,749	150,185
Right of use assets	666,274	887,137
Equipment	180,432	207,402
Intangible assets	7,996,315	6,987,531
Total assets	$16,197,372	$16,142,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank loan (Note 5)	$531,521	$-
Accounts payable and accrued liabilities	2,589,219	3,078,650
Deferred revenue	-	149,600
Lease obligations	329,433	303,788
Warrant liability (Note 7)	13,923	2,734,804
	3,464,096	6,266,842
Lease obligations	396,242	635,217
Total liabilities	3,860,338	6,902,059
Shareholders’ equity
Share capital (Note 8)	84,702,612	73,312,866
Reserves (Note 8)	14,421,004	13,647,399
Accumulated other comprehensive loss	98,870	98,870
Deficit	(86,885,452)	(77,818,663)
	12,337,034	9,240,472
Total liabilities and shareholders’ equity	$16,197,372	$16,142,531

Nature of operations and going concern (Note 1)
Subsequent events (Note 17)

Approved on November 15, 2023 on behalf of the Board:
“Lourdes Felix”	“Marc Seelenfreund”
Lourdes Felix - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three and nine months ended September 30

	2023	2022	2023	2022

Revenue	$6,355,744	$4,370,387	$1,842,390	$2,567,885
Cost of sales (Note 9)	(4,564,640)	(3,150,560)	(1,352,293)	(1,711,782)
Gross profit	1,791,104	1,219,827	490,097	856,103
EXPENSES
Amortization and depreciation	1,308,639	811,234	453,500	351,310
Development expenses	173,102	299,937	87,652	36,567
Selling and marketing (Note 10)	3,464,928	3,434,201	1,423,760	1,225,475
General and administrative (Note 11)	4,414,096	4,684,702	1,318,284	1,174,041
Inventory impairment (Note 4)	-	303,316	-	-
Inventory loss (income) from water damage	(405,364)	-	(405,364)	-
Bad debts (recovered) (Note 3)	26,660	63,285	16,512	-
Insurance proceeds from water damage	(380,077)	-	(380,077)	-
Share-based payments (Note 8)	773,605	2,478,695	202,072	539,660
Total operating expenses	9,375,589	12,075,370	2,716,339	3,327,053
Net operating loss	(7,584,485)	(10,855,543)	(2,226,242)	(2,470,950)

OTHER EXPENSES
Finance expense	109,033	128,446	33,684	82,720
Foreign exchange	(188,494)	199,535	(109,895)	180,367
Change in fair value of convertible promissory note (Note 6)	-	3,725,362	-	474,514
Change in fair value of opening warrant liability (Note 7)	-	962,350	-	-
Change in fair value of warrant liability (Note 7)	1,561,765	(8,125,538)	(294,858)	(2,680,603)
Transaction costs (Note 12)	-	965,247	-	-
Total other expenses	1,482,304	(2,144,598)	(371,069)	(1,943,002)
Net loss for the period	(9,066,789)	(8,710,945)	(1,855,173)	(527,948)
Other comprehensive income
Translation adjustment	-	138,628	-	137,110
Comprehensive loss for the period	$(9,066,789)	$(8,572,317)	$(1,855,173)	$(390,838)

Weighted average shares (after the 100-1 reverse stock split)	1,052,526	147,155	1,792,431	165,351
Basic and diluted loss per share after the 100-1 reverse stock split	$(8.61)	$(59.20)	$(1.04)	$(3.19)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For nine month periods ending September 30, 2023 and 2022

	Share capital	Share Capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
	#	$	$	$	$	$
Balance, December 31, 2021	52,767	54,655,244	10,389,555	(38,739)	(62,519,412)	2,486,648
Shares issued on acquisition of ClearRF	1,390	190,095				190,095
Share issued on capital raise	72,157	10,936,974	307,189			11,244,163
Share issuance costs on capital raise		(1,051,647)				(1,051,647)
Pre-funded warrants exercised	14,800	2,575,200				2,575,200
Shares issued for debt	29,297	2,669,227				2,669,227
Issuance of shares in conversion of RSU	300	22,200				22,200
Share based payments			2,478,695			2,478,695
Translation adjustment				(138,628)		(138,628)
Net loss					(8,710,945)	(8,710,945)
Balance, September 30, 2022	170,711	$69,997,293	$13,175,439	$(177,367)	$(71,230,357)	$11,765,008

	Share capital	Share Capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
	#	$	$	$	$	$
Balance, December 31, 2022	448,686	73,312,866	13,647,399	98,870	(77,818,663)	9,240,472
Warrants exercised	390,748	7,583,617	(3,975,046)			3,608,571
Warrants transferred from liability			3,975,046			3,975,046
Share issued on capital raise	1,014,500	4,565,250				4,565,250
Share issuance costs on capital raise		(759,121)				(759,121)
Pre-funded warrants exercised						-
Shares issued for debt						-
Share based payments			773,605			773,605
Translation adjustment						-
Net loss					(9,066,789)	(9,066,789)
Balance, September 30, 2023	1,853,955	$84,702,612	$14,421,004	$98,870	$(86,885,452)	$12,337,034

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the nine month period ended September 30

	September 30,	September 30,
	2023	2022
Operating activities
Net loss for the year	$(9,066,789)	$(8,710,945)
Items not affecting cash:
Amortization and depreciation	1,308,639	811,234
Bad debt expense	26,660	63,285
Impairment of inventory	-	303,316
Fair value changes on convertible debenture		3,725,362
Fair value changes on opening warrant liability	-	962,350
Fair value changes on warrant liability	1,561,765	(8,125,538)
Interest expense, net of repayments	-	-
Foreign exchange	13,436	-
Income on inventory due to water damage	(405,364)	-
Share based payments	773,605	2,478,695
Net Change in non-cash working capital
Trade receivables	(631,278)	(326,749)
Prepaids	(54,974)	(390,022)
Inventory	1,596,000	(2,903,506)
Advances to suppliers	(1,385,957)	(638,831)
Accounts payable and accrued liabilities	(489,431)	(528,817)
Deferred revenues	(149,600)	-
Net cash used in operating activities	(6,903,288)	(13,280,167)
Investing activities
Intangible asset additions	(2,051,354)	(2,295,839)
Equipment additions	(3,737)	(12,159)
Proceeds of long term deposit	-	18,999
Acquisition of ClearRF	-	(155,014)
Net cash used in investing activities	(2,055,091)	(2,444,013)
Financing activities
Lease payments	(227,829)	(150,831)
Bank loan	531,521	(27,159)
Convertible debt issued, net of repayments	-	(4,000,000)
Proceeds on share issuance, net of share issuance cost	4,565,250	19,268,584
Transaction costs	(1,068,121)	-
Exercise of warrants	3,608,571	14,800
Net cash from financing activities	7,409,392	15,105,394
Effect of foreign exchange on cash	1,440	(12,330)
Change in cash and restricted cash for the period	(1,547,587)	(631,116)
Cash and restricted cash, beginning of the period	1,913,742	1,619,742
Cash and restricted cash, end of period	$366,155	$988,626

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 7404 King George Blvd, Suite- 200, Surrey, BC, V3W-1N6.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) IAS 34 Interim Financial Reporting, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $9,466,789 during the nine month period ended September 30, 2023 $9,066,788 (September 30, 2022- nine month period net loss of $8,710,945), and, as of that date, the Company’s total deficit was $86,885,452 (December 31, 2022 - $77,818,663). The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

2.	BASIS OF PREPARATION

Statement of compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (IAS) 34 Interim Financial Reporting. Omitted from these financial statements are certain information and note disclosures normally included in the annual financial statements. These financial statements and notes presented should be read in conjunction with the annual financial statements for the year ended December 31, 2022.

The accounting methods and principles of computation adopted in these financial statements are the same as those in annual consolidated financial statements for the year ended December 31, 2022.

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant judgements made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2022 annual consolidated financial statements.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

2.	BASIS OF PREPARATION (cont’d)

Basis of consolidation and presentation

These unaudited condensed interim consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These unaudited condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These condensed interim consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%

Recent adoptions of accounting pronouncements

The following amendments became effective on January 1, 2023, and did not have a material impact on the Company’s condensed interim consolidated financial statements:

●	In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies.

●	In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously “significant”) accounting policies.

●	In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the recognition exemption so that companies would be required to recognize deferred tax for transactions that give rise to equal amounts of taxable and deductible temporary differences, such as leases.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

2.	BASIS OF PREPARATION (cont’d)

Future accounting pronouncements

The standards, amendments, and interpretations issued before 2023 but not yet adopted by the Company have been disclosed in Note 3 of the Company’s December 31, 2022 annual consolidated financial statements. The Company is currently considering the impact of adopting these standards, amendments and interpretations on its consolidated financial statement.

3.	TRADE AND OTHER RECEIVABLES

	September 30, 2023	December 31, 2022
Trade receivables	$2,752,951	$2,015,291
Allowance for doubtful accounts	(1,047,802)	(1,056,393)
Taxes receivable	474,097	615,730
Total	$2,179,246	$1,574,628

4.	INVENTORY

	September 30, 2023	December 31, 2022
Finished products	$2,601,980	$7,392,002
Impairment of finished products	-	(3,555,683)
Accessories and spare parts	299,934	675,001
Impairment of accessories and spare parts	-	(418,770)
Total	$2,901,914	$4,092,550

5.	BANK LOAN

The Company has obtained in April 2023, a $2,000,0000 line of credit factoring for its North American receivables with an 85% advance rate with interest of 1.8% for the first 30 days, then 0.5% every 10 days thereafter of the face value.

This loan is collateralized by the North American receivables, inventory and equipment. As at September 30, 2023 the bank loan balance is $531,521.

6.	CONVERTIBLE DEBENTURES

On November 3, 2021, the Company issued a US$7,200,000 convertible promissory note (the “Promissory Note”) and 2,142,857 warrants for gross proceeds of US$6,000,000. The Company elected to measure the promissory note (hybrid contract) at fair value through profit or loss (“FVTPL”) on initial recognition and, as such, the embedded conversion feature was not separated. The warrants were recorded as a liability.

During the three months ended March 31, 2022, the Company completed a secondary offering of its common shares, and as a result of the terms of the convertible promissory note, the Company was required to direct 20% of the gross proceed of the offering to the lender. A total of US$4,000,000 was repaid to the lender on January 13, 2022. Commencing in May 2022, the Company made monthly payments of $400,000 through issuance of common shares towards the principal balance of the promissory note, resulting the promissory note being fully repaid by December 31, 2022. The Company issued 13,112,255 common shares, with a total market value of $4,138,002. The difference between the fair value of the shares issued, and the value of the principal repaid of $938,002 was included in profit and loss in the change in fair value of convertible promissory note.

For the three months ended March 31, 2022 the Company recorded a fair value loss of $2,023,751 on the Convertible debenture.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

7.	WARRANT LIABILITY

The balance of the warrant liability is as follows:

	November 3, 2021	January 11, 2022	October 12, 2022	January 19, 2023	Total
Balance December 31, 2022	$197,733	$501,330	$2,035,741	$-	$2,734,804
Exercise of warrants	(197,733)	-	(1,717,801)	-	(1,915,534)
Warrants issued	-	-	-	2,875,580	2,875,580
Transfer to equity	-	-	(564,946)	(3,410,100)	(3,975,046)
Change in fair value	-	(487,407)	247,006	534,520	294,119
Balance September 30, 2023	$-	$13,923	$-	$-	$13,923

January 19, 2023 warrants

On January 19, 2023, the Company entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 180,429 of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $23.00 to $20.00 per share and issue new unregistered warrants to purchase up to an aggregate of 180,429 common shares with an exercise price of $20.00 per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses.

The new warrants are exercisable immediately upon issuance at an exercise price of $20.00 per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 29,891 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $23.00 per common share to an exercise price of $20.00 per common share.

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 210,320 outstanding $20.00 warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Subsequent to the quarter ended March 31, 2023, 210,320 warrants were exercised cashless in exchange for 210,320 common shares of the Company. All of the warrants that became cashless exercise were transferred to equity at March 30, 2023, as they no longer met the definition of a liability.

The fair value of the warrants issued at January 19, 2023 was $2,875,580 and was determined using the stock price at the date of issue, with a 15% discount for lack of marketability. This method was used as the warrants contained an alternative cashless exercise feature.

The fair value of the warrants on March 30, 2023 was $3,410,100 and was determined using the stock price on the date, as the warrants were cashless exercise at that date.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

7.	WARRANT LIABILITY (cont’d)

November 3, 2021 warrants

The warrants allowed for the purchase of 18,929 common shares of the Company at an exercise price of US $400.00 per common share and expired 5 years from the issue date of the related promissory note. Under the terms of these warrants, the exercise price of the warrant was adjusted to $230.00 when an offering was closed on January 3, 2022 that issued shares at a price lower than the exercise price. On January 19, 2023 the warrant holders entered into the agreement noted above to exercise the warrants, and receive new warrants in exchange.

At December 31, 2022 the fair value of the warrants was $197,733 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $15.00, strike rate $23.00 dividend yield 0%, term 3.84 years, volatility 110% and risk-free rate 4.08%.

At January 19, 2023 prior to exercise, the fair value of the warrants was $NIL and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $19.00, strike rate $20.00 dividend yield 0%, term 0.0 years, volatility 130% and risk-free rate 3.62%.

January 11, 2022 warrants

The Company assessed that the 85,200 warrants, and 14,800 pre-funded warrants issued in the January 2022 equity offering did not meet the “fixed for fixed” test and are therefore recorded as liabilities at fair value through profit and loss, and revalued at the end of each period.

At December 31, 2022 the fair value of the warrants was $501,330 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $15.00, strike rate $230.00, dividend yield 0%, term 4.03 years, volatility 110% and risk-free rate 4.08%.

At September 30, 2023 the fair value of the warrants was $13,923 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $282.00, strike rate $230.00, dividend yield 0%, term 3.28 years, volatility 105% and risk-free rate 4.72%.

October 12, 2022 warrants

The Company assessed that the 174,000 warrants and 15,900 pre-funded warrants issued as part of the October 2022 equity offering did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. On January 19, 2023 the warrant holders entered into the agreement noted above to exercise 161,500 of the 174,000 warrants, and receive new warrants in exchange. The remaining 12,500 warrants that were outstanding at January 19, 2023 were converted to cashless exercise warrants on March 30, 2023 as described above.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

7.	WARRANT LIABILITY (cont’d)

The fair value of the warrants as at December 31, 2022 was $1,850,758 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $15.00; exercise price $23.00; expected volatility: 100%; dividend yield 0%; risk free rate: 3.98%.

The fair value of the 12,500 unexercised warrants on January 19, 2023 was $132,957 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $19.00; exercise price $20.00; term 4.73 years; expected volatility: 115%; dividend yield 0%; risk free rate: 3.49%.

The fair value of the 161,500 exercised warrants immediately prior to exercise on January 19, 2023 was $NIL and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $19.00; exercise price $20.00; term 0 years; expected volatility: 115%; dividend yield 0%; risk free rate: 3.49%.

The fair value of the 29,891 (17,391 waiver warrants plus 12,500 unexercised warrants) outstanding warrants on March 30, 2023 prior to the transfer to equity was $564,946 and was determined using the stock price on the date, as the warrants were cashless exercise at that date.

In connection with the October 2022 equity offering, the Company issued 17,391 waiver warrants exercisable at $23.00 per share which expire, if unexercised, on October 12, 2027, to entice the holder of the convertible promissory note to waive their right to block the equity offering. The waiver warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss and revalued at the end of each period. On March 30, 2023, the waiver warrants were modified to cashless exercise as described above, and therefore met the “fixed for fixed” test and were reclassified to equity.

The fair value of the waiver warrants as at December 31, 2022 was $184,983 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $15.00; exercise price $23.00; expected volatility: 100%; dividend yield 0%; risk free rate: 3.10%.

The fair value of the waiver warrants as at March 30, 2023 prior to transfer to equity was $328,696 and was determined using the stock price on the date, as the warrants were cashless exercise at that date.

8.	SHARE CAPITAL

(a)	Authorized Unlimited number of common shares without par value

As at September 30, 2023, the Company had 1,853,955 common shares issued and outstanding (December 31, 2022 – 448,686) after taking into account the 100-to-1 reverse stock split that took place on August 10, 2023.

As of the date of issuance of these financial statements total outstanding common shares is 3,902,168 (post 100-to-1 reverse split that was effective as of August 10, 2023), due to the issuance of 1,870,000 shares from a capital raise on October 31, 2023 and the exercise of 180,000 prefunded warrants also issued on October 31, 2023 that were exercised into 177,313 additional common shares on November 1, 2023, as well as the conversion of 900 RSU’s into 900 common shares on October 3, 2023.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

8.	SHARE CAPITAL (cont’d)

(b)	Common share transactions

Transactions for the nine months ended September 30, 2023 are as follows:

●

The Company issued 180,429 common shares on the exercise of various warrants for gross proceeds of $3,608,571. Additionally, the Company issued 180,429 warrants to replace those warrants that were exercised. As an incentive to investors to exercise the 180,429 warrants, the Company issued cashless warrants to those investors that were exercisable as of March 30, 2023. As well, any holders of the $23.00 warrants that had a ratchet provision also became cashless. As a result, 210,319 common shares were issued for cashless warrants in Q2 2023.

On June 28, 2023 the Company issued 500,000 at $4.50 per share for gross proceeds of $2,250,000 before offering expenses and other expenses included in share issuance costs.

On July 13, 2023, the Company issued 514,500 shares at $4.50 per share for gross proceeds of $2,315,250 before offering expenses and other expenses included in share issuance costs.

Subsequent to September 30, 2023 the Company issued 1,870,000 common shares at $0.65 per share and also issued 530,000 prefunded warrants with an exercise price of $0.01 and a purchase price of $0.64 per warrant for total gross proceeds of $1,554,700 before offering expenses and other expenses included in share issuance costs.

Transactions for the nine months ended September 30, 2022 are as follows:

On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds. The underwritten public offering resulted in the sale to the public of 72,157 Units at $230.00 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $230.00 per share. The Unit warrants are exercisable immediately and have a term of 5 years. Gross proceeds of $10,936,974 were allocated to the common shares, and $5,395,878 to the unit warrants liability

In addition, the Company issued 14,800 pre-funded units (“Pre-Funded Units”) at $229.00 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $1.00 per common share, and a warrant to purchase a common share at an exercise price of $230.00 per share. The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised. Proceeds of $2,560,400 were allocated to the pre-funded warrants and $1,106,747 to the unit warrants in the warrant liability.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

8.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $1.00. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants using the residual method, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The Company concurrently sold an additional 13,043 warrants to purchase 13,043 common shares exercisable at $230.00 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.97 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $975,393 were allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability.

The fair value of the common shares and pre-funded units was determined by reference to the market price on the day of the offering, which was $173.00 per share. The Unit Warrants, Warrants, and Option Warrants were valued using the Black-Scholes model using the following assumptions: initial stock price $173.00, strike rate $230.00, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company also issued warrants to the placement agents to purchase 4,348 common shares at an exercise price of $253.00 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $173.00, strike rate $253.00, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company assessed that the warrants issued under the public offering, excluding the Placement Agent Warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. The Placement Agent Warrants were assessed under IFRS 2 Share Based Payments, as equity-settled share-based payments and have been recorded in equity.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

8.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $2,016,895, including the value of the Placement Agent Warrants. Direct costs of $965,248 were allocated to the warrant liability and expensed immediately in profit and loss. During the period, 14,800 Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 14,800 common shares that were fully issued.

On March 31, 2022, as part of the ClearRF acquisition (Note 3), the Company issued 1,390 shares to the vendor with a fair value of $190,094.

The Company issued 1,550 common shares, with a fair value of $170,500 ($110.00 per share) to consultants as part of their compensation for services rendered.

The Company issued 8,542 common shares with a fair value of $1,002,461 as combined payments of the monthly principal repayment of $400,000 for the months of May and June 2022 payable in shares per the terms of the promissory note.

The Company issued 15,500 common shares, with a fair value of $170,500 ($110.00 per share) to consultants as part of their compensation for services rendered.

The Company issued 300 shares with a fair value of $22,200 ($74.00 per share) resulting from a supplier converting RSU’s into common shares. The Company issued 600 shares, with a fair value of $61,800 ($103.00 per share), to a supplier as partial compensation according to their contractual agreements.

The Company issued 4,049 shares, with a fair value of $441,296 ($109.00 per share),as payment for the monthly principal repayment of $400,000 on the promissory note. ·

The Company issued 6,849 shares, with a fair value of $520,548 ($76.00 per share), as payment for the monthly principal repayment of $400,000 on the promissory note.

The Company issued 600 shares, with a fair value of $61,800 ($103.00 per share), to a supplier as partial compensation according to their contractual agreements.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

8.	SHARE CAPITAL (cont’d)

(c)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

		Weighted
	Number of	Average
	Stock	Exercise
	Options	Price
Outstanding options, December 31, 2021	4,146	$1,388.00
Granted	11,450	115.00
Expired/Cancelled	(534)	(3,090.00)
Outstanding options, December 31, 2022	15,062	$352.91
Granted	-	-
Expired/Cancelled	-	-
Outstanding options, September 30, 2023	15,062	$352.91

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

8.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

As at September 30, 2023 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
24-Dec-18	129	129	5,400.00	24-Dec-23	0.23
15-Jan-19	8	8	5,400.00	15-Jan-24	0.29
21-Mar-19	123	123	5,900.00	21-Mar-24	0.47
1-Jan-20	21	21	5,400.00	1-Jan-24	0.25
15-Nov-20	950	950	600.00	15-Nov-30	7.13
15-Nov-20	1,615	1,615	600.00	15-Nov-25	2.13
2-Jan-21	570	570	1,150.00	2-Jan-26	2.26
2-Jan-21	50	50	1,150.00	2-Jan-31	7.26
18-Jan-21	145	145	1,150.00	18-Jan-26	2.30
1-Jan-22	200	200	400.00	29-Oct-26	3.08
13-Apr-22	7,950	3,975	110.00	13-Apr-27	3.54
12-Jul-22	3,300	1,375	110.00	12-Jul-25	1.78
Total	15,061	9,161	$352.91		3.12

Transactions for the nine months ended September 30, 2023 are as follows:

●

On January 1, 2022, the Company granted 200 stock options at $400.00 per share that vest in 8 equal quarterly periods with the first vesting occurring on the grant date. The fair value on the date of the grant was $54,480 ($272.40 per option).

●	On April 13, 2022, the Company granted 7,950 stock options to executives and employees at an exercise price of $110.00 per share. These options vest quarterly over three years period with the first vesting taking place at the date of the grant. The fair value of these options on the date of the grant is $678,520 ($85.35 per share).

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

8.	SHARE CAPITAL (cont’d)

(d)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity is as follows:

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2021	0	$-
Granted	31,950	105.08
Exercised	(300)	(103.00)
Outstanding RSU, December 31, 2022	31,650	$105.02
Granted	-	-
Exercised	-	-
Outstanding RSU, September 30, 2023	31,650	$105.02

As at September 30, 2023 restricted share units outstanding are as follows:

Grant Date	Number of RSU’s outstanding	Weighted Average Issue Price
9-Mar-22	2,250,000	1.03
13-Apr-22	825,000	1.10
12-Jul-22	90,000	1.10
Total	3,165,000	$1.05

Transactions for the nine month period ended September 30, 2022, are as follows:

●	On March 9, 2022, the Company granted 4,500 RSU’s to Directors that vest immediately. On the date of granting, the fair value and stock price was $103.00/share.

●

On March 9, 2022, the Company granted 18,000 RSU’s to a Director that vest quarterly over 12 periods with the first vesting of 1,500 RSU’s occurring on the date of the granted and another 1,500 vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $103.00/share.

●	On April 13, 2022, the Company granted 2,400 RSU’s to consultants that vest immediately. On the date of granting, the fair value and the stock price was $110.00/share.

●	On April 13, 2022, the Company granted 5,850 RSU’s to employees of the Company that vest quarterly over 12 periods with the first vesting of 488 RSU’s occurring on the date of the granted and another 488 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $110.00/share.

Transactions subsequent to the period end where 900 RSU’s were converted into 900 common shares on October 3, 2023.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

8.	SHARE CAPITAL (cont’d)

(e)	Agents’ options

A summary of the Company’s agent options activity is as follows:

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2021	4,459	$751.00
Granted	4,873	251.00
Expired	(17)	2,049.00
Outstanding agent options, December 31, 2022	9,315	$487.06
Granted	-	-
Expired	-	-
Outstanding agent options, September 30, 2023	9,315	$487.06

As at September 30, 2023 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
29-Sep-20	1,135	1,135	$660.00	28-Sep-25	2.00
29-Sep-20	2,660	2,660	$685.00	28-Sep-25	2.00
31-Dec-20	647	647	$1,150.00	30-Jun-24	0.75
11-Jan-22	4,348	4,348	$253.00	11-Jan-27	3.28
1-Apr-22	525	525	$230.00	8-Mar-27	3.44
Total	9,315	9,315	487.06		2.59

Transactions for the nine month period ended September 30, 2022 are as follows:

●	The Company issued warrants to the placement agents to purchase 4,348 common shares at an exercise price of $253.00 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $173.00, strike rate $253.00, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%. The Company also issued 525 agent’s options with a fair value of $61,950 with an exercise price of $230.00.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

8.	SHARE CAPITAL (cont’d)

(e)	Agents’ options (cont’d)

As part of the capital raise that occurred on October 31, 2023 as more fully described in the Subsequent Events Note 17, the Company issued 120,000 warrants to the underwriter exerciseable at the lower of: $0.715 per warrant or a cashless exercise with a five year term.

Agent’s options outstanding as of the date of the MD&A are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
29-Sep-20	1,135	1,135	$660.00	28-Sep-25	1.87
29-Sep-20	2,660	2,660	$685.00	28-Sep-25	1.87
31-Dec-20	647	647	$1,150.00	30-Jun-24	0.63
11-Jan-22	4,348	4,348	$253.00	11-Jan-27	3.16
1-Apr-22	525	525	$230.00	8-Mar-27	3.32
31-Oct-23	120,000	0	$0.72	31-Oct-28	4.97
Total	129,315	9,315	35.75		4.79

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

8.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	average exercise price

Outstanding, December 31, 2021	51,213	$989.00
Granted	291,391	$94.00
Expired	(1,284)	$3,347.00
Outstanding, December 31, 2022	341,320	$176.00
Granted	180,429	$20.00
Exercised	(390,748)	$9.00
Outstanding, September 30, 2023	131,001	$383.62

As at September 30, 2023 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	18,056	685.00	28-Sep-25
31-Dec-20	12,945	1,150.00	30-Jun-24
11-Jan-22	100,000	230.00	10-Jan-27
Total	131,001	$383.62

Transactions for the nine months ended September 30, 2023 are as follows:

●	180,429 warrants were exercised on January 12, 2023. The Company issued 180,429 warrants to replace those warrants that were exercised. As an incentive to investors to exercise the 180,429 warrants, the Company issued cashless warrants to those investors that were exercisable as of March 31, 2023. As well, any holders of the $23.00 warrants that had a ratchet provision also became cashless. As a result, 210,318 cashless warrants were exercised in Q2 2023.

Transactions for the nine month period ended September 30, 2022 are as follows:

●	On January 11, 2022 as part of an underwritten public offering, the Company issued a total of 100,000 share purchase warrants, exercisable at $230.00 per warrant and with a term of five years.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

9.	COST OF SALES

(in thousands)	Nine months ended 30-Sep-23	Nine months ended 30-Sep-22	Three months ended 30-Sep-23	Three months ended 30-Sep-22
Inventory expensed	$3,627	$2,167	$1,035	$1,328
Royalties	300	178	103	84
Other expenses	638	806	214	300
Total	$4,565	$3,151	$1,352	$1,712

10.	SELLING AND MARKETING EXPENSES

(in thousands)	Nine months ended 30-Sep-23	Nine months ended 30-Sep-22	Three months ended 30-Sep-23	Three months ended 30-Sep-22
Salaries and related expenses	$2,007	$1,981	$691	$720
Advertising and marketing	$1,321	1,334	697	472
Travel and conferences	$137	119	36	33
Total	$3,465	$3,434	$1,424	$1,225

11.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	Nine months ended 30-Sep-23	Nine months ended 30-Sep-22	Three months ended 30-Sep-23	Three months ended 30-Sep-22
Salaries and related expenses	$725	438	$284	$144
Professional services	1,622	1,349	296	408
Consulting and director fees	782	949	296	251
Travel	63	107	16	9
Office and general	906	1,244	296	260
Regulatory and filing fees	143	109	59	44
Shareholder relations	173	489	71	58
Total	$4,414	4,685	$1,318	$1,174

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

12.	TRANSACTION COSTS

Transaction costs incurred in relation to the January 2023 warrant raise and issuance described in Note 8 were $439,600 and were included in the change in fair value of warrant liability on the statement of operations.

Transaction costs incurred in the nine months ended September 30, 2022 were $965,247, which are costs incurred for the January 11, 2022 capital raise that were allocated to the warrant liability and expensed through the statement of operations.

13.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 19% of the Company’s revenue for the nine months ended September 30, 2023 (September 30, 2022 -26%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before28 the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders.

As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $1,047,802 at September 30, 2023 (September 30, 2022 - $1,028,000).

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

13.	FINANCIAL INSTRUMENTS (cont’d)

More than 60% (2022 – 22%) of the Company’s customers have been active with the Company for over four years, and the allowance for doubtful accounts of $1,047,802 (2022 - $1,028,000) has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

13.	FINANCIAL INSTRUMENTS (cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the calculation of the fair value of the warranty liability which are revalued based on changes parameters which include the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

14.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the three and six month period ended June 30, 2023 and 2022 are as follows:

	2023	2022
Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,007,410	$1,162,885
Share-based payments	593,146	1,824,713
Total	$1,600,556	$2,987,598

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

14.	RELATED PARTY TRANSACTIONS (cont’d)

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2023	2022
Selling and marketing expenses	VP Technology/VP Sales International	$225	$234
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$782	$929

15.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers.

Geographical area information is shown below:

External revenues by Geography for the three and nine month period ended	9 months ended Sep 30		3 months ended Sep 30
(in thousands)	2023	2022	2023	2022
USA	$4,478	$2,368	$1,276	$1,648
Canada	1,036	1,114	304	495
EMEA	842	841	262	391
Australia	-	47	-	34
Total	$6,356	$4,370	$1,842	$2,568

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

15.	SEGMENTED INFORMATION (cont’d)

Non-current asset geographic area information is shown below:

(in thousands)	Sept 30, 2023	December 31, 2022
Long-term receivable total	$137	$150
Canada	-	-
EMEA	137	150

Right of use asset total	$666	$887
Canada	100	177
EMEA	566	710

Equipment total	$180	$207
Canada	-	-
EMEA	180	207

Intangibles total	$7,997	$6,988
Canada	36	-
EMEA	7,961	6,988

Product information is shown below:

Revenue by product line	9 months ended Sep 30		3 months ended Sep 30
(in thousands)	2023	2022	2023	2022
Cellular boosters and related accessories	$1,800	1,882	$778	717
Rugged devices and related accessories	$4,556	2,488	$1,064	1,851
Total	$6,356	$4,370	$1,842	$2,568

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2023 and December 31, 2022 and for the three and nine month period ended September 30, 2023 and 2022

16.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	Nine months ended September 30
	2023	2022
Change in non-cash working capital:
Trade and other receivables	$(631,278)	$(326,749)
Prepaids	(54,974)	(390,022)
Inventory	1,596,000	(2,903,506)
Advances to suppliers	(1,385,957)	(638,831)
Accounts payable and accrued liabilities	(489,431)	(528,817)
Deferred revenue	(149,600)	-
	$(1,115,240)	$(4,787,926)

For the nine months ended September 30, 2023, the Company paid $42,783 (September 30, 2022 - $39,869) in interest and $Nil (September 30, 2022 - $nil) in income taxes.

17.	SUBSEQUENT EVENTS

Subsequent to the period end, the Company’s registered offering of common shares on October 31, 2023, resulted in the Company issuing both 1,870.000 common shares at $0.65 per share plus 530,000 prefunded warrants at $0.64 per warrant, with a prefunded warrant exercise price of $0.01 per share, for total gross proceeds of $1,554,700 before offering and underwriting expenses. On November 1, 2023, 180,000 of the prefunded warrants were exercised and converted into 177,313 common shares of the Company.

On October 3, 2023, an investor exercised their right to convert 900 RSU’s into 900 common shares of the Company.